Filed by American Finance Trust, Inc.

Commission File No. 000-55197

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital — Retail Centers of America, Inc.

Commission File No. 000-55198

This filing relates to the proposed merger of American Finance Trust, Inc. (“AFIN”) and American Realty Capital — Retail Centers of America, Inc. (“RCA”). The following are (1) a transcript of a telephone message transmitted to AFIN stockholders reminding them to vote on the proposed merger, and (2) a transcript of a telephone message transmitted to RCA stockholders reminding them to vote on the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, AFIN and RCA filed a joint proxy statement/prospectus with the SEC on December 16, 2016. BOTH AFIN’S AND RCA’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by AFIN and RCA with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by AFIN with the SEC are also available free of charge on AFIN’s website at www.americanfinancetrust.com and copies of the documents filed by RCA with the SEC are available free of charge on RCA’s website at www.retailcentersofamerica.com.

AFIN Telephone Message

Hi, this is Mike Weil, President and Chief Executive Officer of American Finance Trust

I’m calling to let you know about a special meeting of American Finance Trust stockholders being held on February 13th to approve a merger with American Realty Capital-Retail Centers of America, also a public, non-traded real estate investment trust which is advised by our external manager, AR Global Investments.

You should have received proxy information related to the meeting over the past few days.  That package included instructions on how to easily vote your shares by mail, over the phone or online.

As a stockholder, your participation in this important vote is needed.

You can vote now by pressing 1 at any time to be connected with a Broadridge Investor Communication Solutions proxy specialist.

If this message was recorded on your voice mail, please call 1-855-973-0094 for help with voting your shares.

We invite you to participate in one or more of our upcoming web based presentations on the proposed merger. The first of these webcasts is scheduled for Friday, January 6th at 2:00 pm Eastern.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.RETAILCENTERS OFAMERICA.COM OR AT WWW.AMERICANFINANCETRUST.COM.

Thank you for your time and your vote.

RCA Telephone Message

Hi, this is Mike Weil, President and Chief Executive Officer of American Realty Capital-Retail Centers of America, or RCA.  I’m calling about a special meeting of RCA stockholders being held on February 13th to approve a merger with American Finance Trust, a public non-traded real estate investment trust also managed by our external advisor, AR Global Investments.

You should have received proxy information related to the meeting over the past few days.  That package included instructions on how to easily vote your shares by mail, over the phone or online.

As a stockholder, your participation in this important vote is needed.

You can vote now by pressing 1 at any time to be connected with a Broadridge Investor Communication Solutions proxy specialist.

If this message was recorded on your voice mail, please call 1-855-973-0094 for help with voting your shares.

We invite you to participate in one or more of our upcoming web based presentations on the proposed merger. The first of these webcasts is scheduled for Friday, January 6th at 2:00 pm Eastern.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  THESE MATERIALS ARE AVAILABLE FREE OF CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV, AT WWW.RETAILCENTERS OFAMERICA.COM OR AT WWW.AMERICANFINANCETRUST.COM.

Thank you for your time and your vote.